Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

September 14, 2012

VIA EDGAR
David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: Frontline Ltd.
Form 20-F for the year ended December 31, 2011
Filed April 27, 2012
File No. 001-16601

Dear Mr. Humphrey:

On behalf of Frontline Ltd. (the "Company"), we submit this response to your letter dated August 14, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011 (the "Form 20-F").

The following numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold text.

Item 5A. Operating Results, page 41

Vessel Impairment, page 45

1. We note that management uses a combination of internally forecasted rates and 20-year historical average rates for purposes of developing estimates of future cash flows. In this regard, please tell us the relative weighting assigned to these two factors in your 2010 and 2011 impairment testing. In addition, please tell us how the forecasted rates compared to the 20-year historical average rates used in your 2010 and 2011 impairment testing.

As discussed on page 45 of the Form 20-F, when developing estimates of future cash flows the Company takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) trailing 20-year historical average rates, based on quarterly average rates published by a third party maritime research service. The trading exchange forecast rates are only available for a five year period and the 20-year historical average rate is used thereafter. Based on an estimated useful life of 25 years and an average age per tanker vessel of 12 years at December 31, 2011, the trading exchange forecast rates were used for approximately 39% of the tanker fleet's remaining useful life and the 20-year historical average rate was used for approximately 61% of the remaining useful life.

The daily rates used in the Company's 2011 impairment testing for its tanker vessels per the trading exchange and the 20-year historical average rates maybe summarized as follows:

	$2012	2013	2014	2015	2016	20 year average
VLCCs built pre-2000	29,000	29,000	29,000	29,000	29,000	34,117
VLCCs built post-2000	29,000	29,000	29,000	29,000	29,000	42,565
Suezmaxes built pre-2000	25,000	25,000	25,000	25,000	25,000	30,634
Suezmaxes built post-2000	25,000	25,000	25,000	25,000	25,000	32,859

The Company uses historical data available for three ages of VLCC and Suezmax tanker (i.e. 1970's built, 1990/91 built and Modern) and calculates four historical average rates, which it uses for VLCCs and Suezmax tankers built pre-2000 and built post -2000.

The Company also performed an impairment review of its five OBO carriers at December 31, 2011. Three of those vessels were on fixed time charters at December 31, 2011 and two of the carrying values were recovered from the fixed time charters. The time charter on the third vessel ended in July 2013, after which the 20-year historical average rate of $29,238 per day was used for the remainder of that vessel's life of approximately 2.5 years. The 20-year historical average rate of $29,238 per day was used for the two remaining OBO carriers for approximately three years to the ends of their estimated useful lives The Company does not believe that reliable trading exchange forecast rates are available for these vessels due to the relatively small number of such OBO carriers trading in the market.

The Company prepared undiscounted cash flows for 13 of its tanker vessels at December 31, 2010, as it considered those vessels to show possible signs of impairment. At that time, the Company's focus was on the required "break even rate", which is the rate for which there is no fixed contract and no trading exchange forecast available, i.e. the rate used from five years into the future until the end of the useful life of the vessel. The "break even rate" is the rate that provides an undiscounted total cash flow equal to the carrying value of the vessel. The required break even rates for the 13 tankers ranged from $18,300 per day to $25,300 per day and were significantly below the 20-year historical rate for the age and category of vessel.

2. We note that you recorded an impairment charge of $121.4 million in the third quarter of 2011. This indicates that you performed an interim review for impairment, which appears based on your policy to review the carrying values of your vessels whenever events or changes in circumstances indicate that the carrying amount of a vessel may no longer be recoverable, as discussed on page 19. Please tell us if the interim review for impairment that you performed during the third quarter of 2011 was limited to the five double-hull Suezmax tankers built between 1992 and 1996, or if you reviewed all of your vessels. In the event you reviewed all of your vessels, specifically address the results of the impairment testing of the six VLCCs, four Suezmax tankers and five newbuilding contracts that you sold in December of 2011.

The Company performed an impairment review for all its vessels during the third quarter including the six VLCCs, four Suezmax tankers and five newbuilding contracts that were sold in December 2011. At September 30, 2011, the Company had no intention to sell the vessels and newbuildings and the sales that occurred  in December 2011 had not been contemplated. As such, the cash flow analyses were prepared on the basis of trading vessels as set forth in the response to Item No. 1, and resulted in each of the carrying values being recovered.

3. On a related matter, please tell us whether you performed any other interim reviews for impairment during 2010 or 2011. If so, please tell us the results of each such interim review for impairment.

The Company performed an impairment review for all its vessels that showed possible signs of impairment at each quarter end during 2010 and 2011 and concluded that there were no impairments arising from these reviews, except in the third quarter of 2011 when the $121.4 million impairment loss was recorded.

4. With respect to the aforementioned five double-hull Suezmax tankers built between 1992 and 1996, we note that each of these tankers was identified on page 40 of your 2010 Form 20-F as having an estimated basic charter-free market value that was lower than the vessel's carrying value. Please provide us with a table summarizing the estimated market value and carrying value of each of these vessels at December 31, 2010, along with the estimated fair value used in the third quarter of 2011 for purposes of measuring the impairment recorded for each of these vessels. Also, please tell us the amount of gross proceeds received upon the subsequent sale of each of these vessels, and the date of each sale. In addition, please tell us which vessels were charter-free at the time of their sale.

With respect to the five double-hull Suezmax tankers, the estimated market value and carrying value of each of these vessels at December 31, 2010, the estimated fair value used in the third quarter 2011 impairment review, the gross sale proceeds and the date of each sale are as follows:

$M	Dec 31, 2010		Sept 30, 2011	Gross Sale Proceeds	Date of Sale
	Est. Market Value	Carrying Value	Est. Fair Value
Front Alfa	21.0	40.4	12.1	10.5	Mar 21, 2012
Front Beta	19.4	34.5	11.0	11.6	Dec 21, 2011
Front Delta	20.4	31.9	10.7	11.8	Nov 30, 2011
Front Fighter	23.0	42.4	12.2	12.5	Oct 21, 2011
Front Hunter	27.7	50.3	16.5	17.0	Nov 10, 2011

Each of the vessels was charter-free at the time of sale.

5. We note that, other than the aforementioned five double-hull Suezmax tankers built between 1992 and 1996, you identified three VLCCs on page 40 of your 2010 Form 20-F as having, in each case, an estimated basic charter-free market value that was lower than the vessel's carrying value. These three VLCCs were among the ten vessels that you sold in December of 2011. Please provide us with additional information with respect to each of these ten vessels. Specifically, please provide us with a table summarizing the estimated market value and carrying value of each of these vessels at December 31, 2010. In addition, please tell us which vessels were charter-free at the time of their subsequent sale in December of 2011.

The estimated market value and carrying value at December 31, 2010 of each of the ten vessels is as follows:

$M	Estimated Market Value	Carrying Value
Northia	68.7	65.4
Front Odin	68.7	66.4
Naticina	68.7	65.3
Front Njord	68.7	66.4
Front Kathrine	103.9	102.5
Front Queen	103.9	104.0
Front Eminence	103.9	101.3
Front Endurance	103.9	101.7
Front Cecille	107.7	111.9
Front Signe	107.7	113.0

Each of the vessels was charter free at the time of its sale in December 2011 with the exception of Front Eminence, which was on time charter.

Item 5B. Liquidity and Capital Resources, page 58

6. On page 61, you disclose that, in December of 2011, the Restructuring transaction generated net cash proceeds of approximately $64.3 million. Please reconcile this amount to the $128.9 million of cash proceeds from sale of shares of subsidiaries disclosed in the table presented in Note 4 to your financial statements.

The Restructuring net cash proceeds of approximately $64.3 million maybe reconciled to the $128.9 million of cash proceeds from sale of shares of subsidiaries as follows;

$M
Cash proceeds from sale of shares in subsidiaries	128.9
Investment in Frontline 2012 Ltd.	(25.0)
Cash proceeds from sale of working capital balances	10.5
Prepayment of profit share	(50.0)
Rounding	(0.1)
Restructuring net proceeds	64.3

The Company advises that it was allocated approximately 8.8% of the share capital of Frontline 2012 Ltd. for which it paid $25.0 million and that net working capital balances of $10.5 million were purchased by Frontline 2012 Ltd. as described in Note 4 to the financials statements.

In addition, in conjunction with the Restructuring, the Company and Ship Finance International Limited ("Ship Finance") agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit share and $56.0 million was a release of restricted cash serving as security for charter payments (as described in Item 5B. Liquidity and Capital Resources, page 59 and Note 17 to the financial statements).

Financial Statements

Note 2. Accounting Policies, page F-8

7. In your description of the Restructuring transaction in Note 4 to your financial statements, you state that no discontinued operations were associated with this transaction, presumably due to your continuing involvement through your investment in Frontline 2012 accounted for under the equity method. However, it is unclear why there were no discontinued operations in connection with your sales of the five double-hull Suezmax tankers built between 1992 and 1996. Please add a description of your accounting policy for discontinued operations, and explain why there were no discontinued operations associated with the Restructuring transaction or your sales of the five double-hull Suezmax tankers built between 1992 and 1996.

The Company does not believe there were discontinued operations associated with the Restructuring transaction or the sale of the four double-hull Suezmax tankers (it should be noted that one of the vessels was sold in March 2012) under ASC 205-20, which requires that the results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

When considering the Restructuring transaction, the Company determined that it will have a continuing involvement in the assets that were sold through its 8.8% shareholding in Frontline 2012 for which the Company will account on an equity basis.

In determining whether the Restructuring transaction and the disposal of the four double-hull Suezmax tankers (the "vessels") represent discontinued operations, the Company considered ASC 205-20-45-1, which requires that the vessels must be a "component of an entity" that "comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity." As discussed below, the Company concluded that the vessels did not meet this definition as it does not believe that the operations of these vessels can be clearly distinguished from the rest of the Company.

It should be noted that the sale of each vessel only involved the sale of the vessel itself and excluded the personnel, customer relationships, and systems required to manage and operate the vessel. While the Company considers each vessel to have identifiable cash flows that are "largely independent of the  cash flows of other assets" for purposes of impairment assessment, the Company does not believe that an individual vessel, or the four double-hull Suezmax tankers as a group, has "clearly distinguishable operations and cash flows" for purposes of classification as a discontinued operation. The Company understands that the definition of an asset group focuses exclusively on cash flows that are largely independent from the cash flows of other assets principally to minimize the situations in which unrealized losses on some assets are offset by unrealized gains on other assets (see paragraph B44 in the Basis for Conclusions of FASB Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)). The Company also understands that the definition of a component of an entity focuses on clearly distinguishable cash flows and operations in order to assist in understanding the effect of disposal transactions on the ongoing operations of an entity (see paragraph B101 of FAS 144). As such, there is an important conceptual reason why the definition of an asset group for impairment purposes differs from the definition of a component of an entity for purposes of presenting discontinued operations. In this regard, the Company notes that the definition of a component of an entity in ASC 205-20 says that it "may be" an asset group. The Company understands this to indicate that having largely independent cash flows is insufficient to meet the definition for a component of an entity.

Although the cash flows of one vessel may be largely independent of the cash flows of another vessel for asset impairment purposes, the Company does not believe that the operations of an individual vessel or group of vessels can be clearly distinguished from the operations of the fleet. The customers who continue to purchase the Company's international seaborne crude oil transportation services are identical to its customers prior to the disposal of these vessels, the geographic regions served remain the same, and the Company's infrastructure (including Chartering, Technical and Operations Departments) associated with providing these services is largely unchanged. The operation of a vessel varies from quarter to quarter based on the vetting status, position and availability of other vessels in the fleet as well as the vetting status, position and availability of itself. Because the Company's vessels operate together as a fleet, the operations of one vessel are not clearly distinguishable from the operation of the other vessels that provide essentially identical services to identical customers. As such, the Company concluded that neither an individual vessel nor a group of vessels is a component of the Company as defined in ASC 205-20.

The Company confirms it will add an accounting policy for discontinued operations in its future filings.

Note 30. Commitments and Contingencies, page F-31

8. In your description of the Restructuring on pages 25-26, you indicate that your newbuilding commitments were reduced from $437.9 million to $112.4 million, and this remaining commitment to make newbuilding installments of $112.4 million is disclosed in Note 30. However, based on the terms set forth in Clause 5 of the Acquisition Agreement filed as Exhibit 4.19 of your 2011 Form 20-F, it appears that you may have remained contingently liable for the $325.5 million of remaining installments under the newbuilding contracts that were transferred to Frontline 2012 in December of 2011. If so, please add appropriate disclosure to (i) Note 30 to your financial statements and (ii) your discussion of liquidity in Item 5B.

Based on the terms set forth in Clause 5 of the Acquisition Agreement, the Company confirms that it remains contingently liable for the $325.5 million of remaining installments under the newbuilding contracts and that Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantee issued by the Company and to reimburse the Company for all costs in connection therewith.

The Company confirms that it will add appropriate disclosure to (i) its Commitments and Contingencies note in the financial statements, and (ii) its discussion of liquidity in Item 5B in future filings.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours,
SEWARD & KISSEL, LLP
By: /s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Inger M. Klemp
Chief Financial Officer
Frontline Ltd.

SK 02089 0009 1319924